Exhibit 99.1

StealthGas Inc.

Unaudited Condensed Consolidated Financial Statements

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2011 and September 30, 2012 (Expressed in United States Dollars)

		December 31,	September 30,
	Note	2011	2012
Assets
Current assets
Cash and cash equivalents		43,539,303	41,234,596
Trade and other receivables		1,545,658	2,584,300
Claims receivable		516,403	—
Inventories	4	2,416,108	2,614,774
Advances and prepayments		628,623	509,286
Restricted cash		6,954,363	4,813,316
Vessel held for sale	6	921,285	—

Total current assets		56,521,743	51,756,272

Non current assets
Advances for vessels under construction and acquisitions	5	22,347,811	19,200,000
Vessels, net	6	613,832,973	641,968,871
Restricted cash		1,300,000	1,300,000
Deferred finance charges, net of accumulated amortization of $1,374,020 and $1,699,597	7	1,707,624	1,382,047

Total non current assets		639,188,408	663,850,918

Total assets		695,710,151	715,607,190

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,874,990	7,982,622
Trade accounts payable		6,453,807	6,918,475
Accrued liabilities		4,749,162	3,380,242
Customer deposits	9	275,000	275,000
Deferred income	8	2,789,186	2,531,866
Fair value of derivatives	11	—	1,026,410
Current portion of long-term debt	10	33,166,887	35,162,544
Current portion of long-term debt associated with vessel held for sale	10	791,823	—

Total current liabilities		56,100,855	57,277,159

Non current liabilities
Fair value of derivatives	11	9,401,798	5,913,326
Long-term debt	10	317,109,471	318,107,439

Total non current liabilities		326,511,269	324,020,765

Total liabilities		382,612,124	381,297,924

Commitments and contingencies	14	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share
100,000,000 common shares authorized 21,104,881 shares issued and 20,552,568 shares outstanding with a par value of $0.01 per share		205,526	205,526
Additional paid-in capital		275,761,643	275,761,643
Retained earnings		37,058,140	58,257,549
Accumulated other comprehensive income		72,718	84,548

Total stockholders’ equity		313,098,027	334,309,266

Total liabilities and stockholders’ equity		695,710,151	715,607,190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

For the Nine-month Periods Ended September 30, 2011 and 2012

(Expressed in United States Dollars, except share data)

		Nine-Month Periods Ended September 30,
	Note	2011	2012
Revenues		89,396,439	88,627,399

Expenses
Voyage expenses		13,096,063	8,847,732
Vessels’ operating expenses		28,791,931	22,857,618
Dry-docking costs		2,575,799	2,045,656
Management fees	3	3,673,865	3,207,885
General and administrative expenses		1,973,265	2,151,866
Depreciation	6	20,589,001	21,442,465
Net loss/(gain) on sale of vessels		5,654,178	(1,372,409)

Total expenses		76,354,102	59,180,813

Income from operations		13,042,337	29,446,586

Other (expenses)/income
Interest and finance costs	7,10	(6,270,788)	(7,250,396)
Loss on derivatives	11	(2,760,836)	(1,153,309)
Interest income		38,732	169,844
Foreign exchange gain/(loss)		54,555	(13,316)

Other expenses, net		(8,938,337)	(8,247,177)

Net income		4,104,000	21,199,409

Earnings per share
- Basic		0.20	1.03

- Diluted		0.20	1.03

Weighted average number of shares
-Basic		21,029,322	20,552,568

-Diluted		21,029,322	20,552,568

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Nine-month Periods Ended September 30, 2011 and 2012

(Expressed in United States Dollars)

		September 30,
	Note	2011	2012
Net Income		4,104,000	21,199,409

Other Comprehensive Income
- Cash flow hedges:
Reclassification adjustment	11	369,045	11,830

Comprehensive Income		4,473,045	21,211,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Nine-month Periods Ended September 30, 2011 and 2012

(Expressed in United States Dollars, except share data)

	Capital stock Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(loss)	Total
Balance as of January 1, 2011	21,104,214	211,042	277,986,270	28,508,349	(454,909)	306,250,752

Stock based compensation	—	—	4,071	—	—	4,071
Stock repurchase	(551,646)	(5,516)	(2,228,698)	—	—	(2,234,214)
Net income for the period	—	—	—	4,104,000	—	4,104,000
Other comprehensive income	—	—	—	—	369,045	369,045

Balance, September 30, 2011	20,552,568	205,526	275,761,643	32,612,349	(85,864)	308,493,654

Balance as of January 1, 2012	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027

Net income for the period	—	—	—	21,199,409	—	21,199,409
Other comprehensive income	—	—	—	—	11,830	11,830

Balance, September 30, 2012	20,552,568	205,526	275,761,643	58,257,549	84,548	334,309,266

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine-month Periods Ended September 30, 2011 and 2012

(Expressed in United States Dollars)

	Nine-Month Periods Ended September 30,
	2011	2012
Cash flows from operating activities
Net income for the period	4,104,000	21,199,409
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	20,589,001	21,442,465
Amortization of deferred finance charges	314,959	325,577
Unrealized exchange differences	(7,176)	92,138
Share based compensation	4,071	—
Change in fair value of derivatives	2,678,441	(2,450,232)
Net loss/(gain) on sale of vessels	5,654,178	(1,372,409)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(329,414)	(1,038,642)
Claims receivable	(249,759)	(275,734)
Inventories	(1,277,795)	(198,666)
Advances and prepayments	339,982	119,337
Increase/(decrease) in
Payable to related party	(1,808,024)	107,632
Trade accounts payable	751,636	464,668
Accrued liabilities	277,055	(1,128,920)
Other current liability	(2,687,500)	—
Deferred income	(438,914)	(257,320)

Net cash provided by operating activities	27,914,741	37,029,303

Cash flows from investing activities
Insurance proceeds	323,980	792,137
Advances for vessels under construction and acquisitions	(51,073,881)	(62,513,765)
Proceeds from sale of vessels, net	25,001,033	18,136,907
Decrease in restricted cash account	250,000	2,141,047
Increase in restricted cash account	(1,210,093)	—

Net cash used in investing activities	(26,708,961)	(41,443,674)

Cash flows from financing activities
Stock repurchase	(2,234,214)	—
Deferred finance charges	(785,000)	—
Customer deposits received	275,000	—
Customer deposits paid	(285,000)	—
Loan repayment	(34,940,514)	(41,048,198)
Proceeds from long-term debt	49,400,000	43,250,000

Net cash provided by financing activities	11,430,272	2,201,802

Effect of exchange rate changes on cash	7,176	(92,138)

Net increase/(decrease) in cash and cash equivalents	12,643,228	(2,304,707)
Cash and cash equivalents at beginning of year	29,797,095	43,539,303

Cash and cash equivalents at end of period	42,440,323	41,234,596

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its subsidiaries (collectively, the “Company”). StealthGas Inc. was formed under the laws of the Marshall Islands on December 22, 2004 and, as of September 30, 2012 owned a fleet of thirty three (33) liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2012.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2012, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with SEC on April 30, 2012. There have been no material changes to these policies in the nine-month period ended September 30, 2012.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 to the Management Agreement. For the nine-month periods ended September 30, 2011 and 2012, total brokerage commissions of 1.25% amounted to $1,116,620 and $1,094,730, respectively, and were included in voyage expenses in the unaudited condensed consolidated statements of income. For the nine-month periods ended September 30, 2011 and 2012, the management fees were $3,673,865 and $3,207,885, respectively.

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the nine-month periods ended September 30, 2011 and 2012, commission fees of $621,745 and $634,479, respectively, were incurred and capitalized to the cost of the vessels. For the nine-month periods ended September 30, 2011 and 2012 the amounts of $258,500 and $192,000, respectively, were recognized as commission expenses relating to the sale of vessels and are included in the unaudited condensed consolidated statements of income under the caption “Net loss/(gain) on sale of vessels”.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with Related Parties – Continued

The Manager has subcontracted the technical management of some of the vessels to two unaffiliated ship-management companies, Selandia Ship Management (“Selandia”) and Swan Shipping Corporation (“Swan”) and to one affiliated ship-management company, Brave Maritime Corp. S.A (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of our Chief Executive Officer, our Chief Financial Officer, our Internal Auditor and our Deputy Chairman and Executive Director in the amounts of $869,086 and $1,220,548 for the nine-month periods ended September 30, 2011 and 2012, respectively, and are included in the unaudited condensed consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2011, and at September 30, 2012, was a liability of $7,874,990 and $7,982,622, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the nine-month periods ended September 30, 2011 and 2012, amounted to $44,253 and $56,994, respectively.

During the nine-month period ended September 30, 2012, two of the Company’s vessels were employed under time charters with Emihar Petroleum Inc, a related party. Revenue from related party amounted to $1,891,884 and is included in the unaudited condensed consolidated statements of income under the caption “Revenues”.

On August 22, 2012, the Company entered into separate memoranda of agreements with an affiliated company to acquire four LPG carriers under construction which were scheduled to be delivered during the year 2014. The aggregate purchase price of these vessels was $96,000,000. As provided by the memorandum of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012.

4.	Inventories

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2011	September 30, 2012
Bunkers	1,325,541	1,182,874
Lubricants	1,090,567	1,431,900

Total	2,416,108	2,614,774

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Advances for Vessels Under Construction and Acquisitions

For the nine-month period ended September 30, 2012, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2011	22,347,811
Advances paid	61,632,106
Capitalized interest	160,439
Capitalized expenses	721,220
Vessels delivered (Note 6)	(65,661,576)

Balance, September 30, 2012	19,200,000

The amounts shown in the accompanying consolidated balance sheets as of December 31, 2011 and September 30, 2012 amounting to $22,347,811 and $19,200,000, mainly represent advance payments to a ship-builder for two LPG carriers under construction and to sellers for four new re-sale LPG carriers, respectively (see Note 3).

6.	Vessels, net and Vessels Held for Sale

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	729,452,091	(115,619,118)	613,832,973
Additions / transfers from vessels under construction	65,661,576	—	65,661,576
Vessel disposal	(18,811,000)	2,727,787	(16,083,213)
Depreciation for the period	—	(21,442,465)	(21,442,465)

Balance, September 30, 2012	776,302,667	(134,333,796)	641,968,871

On December 16, 2011, the Company concluded a memorandum of agreement for the disposal of the vessel “Gas Tiny” to an unaffiliated third party for $2,400,000. As of December 31, 2011 this transaction met all the criteria for held for sale and hence the carrying value of the Gas Tiny which amounted to $921,285 is presented as Vessel held for Sale in the accompanying Balance Sheet. The vessel was delivered to her new owners on January 17, 2012.

During the nine-month period ended September 30, 2012, the Company completed construction of the vessels “Gas Husky” (formerly Hull “K425”) and “Gas Esco” (formerly Hull “K424”) for a total consideration of $65,661,576 and concluded a memorandum of agreement for the disposal of the vessel “Gas Kalogeros” to an unaffiliated third party for $16,800,000. The vessel was delivered to her new owners on May 4, 2012.

The Company realized an aggregate gain from the sale of vessels Gas Tiny and Gas Kalogeros of $1,372,409 which is included in the Company’s unaudited condensed consolidated statements of income.

7.	Deferred Finance Charges

Gross deferred finance charges amounting to $3,081,644 as of both December 31, 2011 and September 30, 2012, represent fees paid to the lenders for obtaining the related loans, net of amortization. For the nine-month periods ended September 30, 2011 and 2012, the amortization of deferred financing charges amounted to $314,959 and $325,577, respectively, and is included in Interest and finance costs in the accompanying unaudited condensed consolidated statements of income.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Deferred Income

The amounts shown in the accompanying unaudited condensed consolidated balance sheets amounting to $2,789,186 and $2,531,866 represent time charter revenues received in advance as of December 31, 2011 and September 30, 2012, respectively.

9.	Customer Deposits

On July 10, 2011, an amount of $275,000 was received from the charterer of the LPG carrier “Gas Marathon” as a guarantee which is equal to one-month hire. On January 10, 2012, the time charter was extended for twelve months. The above amount will be returned to the charterer at the end of the time charter.

10.	Long-term Debt

	December 31,	Movements		September 30,
	2011	Additions	Repayments	2012
BNP Paribas	27,297,823	—	(3,797,823)	23,500,000
DnB Nor Bank	90,766,455	—	(9,196,732)	81,569,723
Scotia Bank	34,600,514	—	(1,877,750)	32,722,764
Deutche Bank	29,375,000	—	(2,500,000)	26,875,000
National Bank of Greece	27,423,000	—	(969,500)	26,453,500
Emporiki Bank	24,285,502	—	(13,685,502)	10,600,000
DVB Bank	73,880,423	—	(4,360,623)	69,519,800
NIBC	19,589,464	—	(2,155,268)	17,434,196
EFG Eurobank	23,850,000	—	(1,380,000)	22,470,000
NORD/LB	—	43,250,000	(1,125,000)	42,125,000

Total	351,068,181	43,250,000	(41,048,198)	353,269,983

Disclosed as follows:
Current portion of long-term debt	33,166,887			35,162,544
Current portion of long-term debt associated with vessel held for sale	791,823			—
Long-term debt	317,109,471			318,107,439

On February 29, 2012, an amount of $791,823 was repaid on the Company’s facility with BNP Paribas from the proceeds of the sale of its vessel Gas Tiny (Note 6).

On May 10, 2012, an amount of $12,826,919 was repaid on the Company’s facility with Emporiki Bank from the proceeds of the sale of its vessel Gas Kalogeros (Note 6).

On January 12, 2012 the first tranche of the Company’s loan facility with NORD L/B amounting to $21,750,000 was drawn down in order to partially finance the acquisition of Gas Husky (formerly Hull “K425”).

On June 20, 2012 the second tranche of the Company’s loan facility with NORD L/B amounting to $21,500,000 was drawn down in order to partially finance the acquisition of Gas Esco (formerly Hull “K424”).

On September 6, 2012 the Company signed a commitment letter with the DVB Bank SE to partially finance the acquisition of four under construction LPG carriers, named “STX 5065”, “STX 5066”, “STX 5069” and “STX 5071”, in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,500,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Long-term Debt – Continued

The above term loans are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1,

•	that at least 15% of the Company is to always be owned by members of the Vafias family,

•

the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $1,300,000 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of September 30, 2012 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rate (including the margin) on the outstanding loans for the nine-month period ended September 30, 2012 was 2.43%.

Bank loan interest expense for the above loans for the nine-month periods ended September 30, 2011 and 2012 amounted to $5,768,807 and $6,873,954, respectively. Of these amounts, for the nine-month periods ended September 30, 2011 and 2012, the amounts of $445,572 and $160,439, respectively, were capitalized to “Advances for vessels under construction and acquisitions”. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying unaudited condensed consolidated statements of income.

As of September 30, 2012, the Company was in compliance with the original covenants or had waivers that supplemented the original covenants such that the Company was in compliance. With respect to one facility under which a total of $26,875,000 was outstanding as of September 30, 2012, the Company has obtained a waiver until June 30, 2013 reducing the required value-to-loan ratio from 125% to 110%. Value-to-loan ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, upon receiving written notice of non-compliance from lenders, the Company can remedy value-to-loan shortfalls by providing additional collateral or repaying the amount of the shortfall. Management has the intention and the ability to cure the shortfall in the event that the Company is still not in compliance with this covenant upon the expiry of the existing waiver, and has not renegotiated the waiver, and therefore this loan, excluding the current portion of scheduled loan repayments, has not been classified as current liabilities on the Company’s unaudited condensed consolidated balance sheet.

There was no available undrawn amount under the Company’s loan facilities at September 30, 2012.

The annual principal payments to be made, for the ten loans, after September 30, 2012 are as follows:

September 30,	Amount
2013	35,162,544
2014	68,127,676
2015	32,568,126
2016	78,380,387
2017& thereafter	139,031,250

Total	353,269,983

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to six floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating approximately $126,937,757 at September 30, 2012 pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.50% at September 30, 2012). These agreements contain no leverage features and have maturity dates ranging from February 2013 to March 2016.

The Company did not have any derivative instruments that qualified for hedge accounting as of December 31, 2011 and September 30, 2012 and for the nine-month periods ended September 30, 2011 and September 30, 2012.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the unaudited condensed consolidated balance sheet and with respect to gains and losses on derivative positions reflected in the unaudited condensed consolidated statements of income or in the unaudited condensed consolidated balance sheets, as a component of accumulated other comprehensive income/(loss).

Tabular disclosure of financial instruments is as follows:

		December 31, 2011	September 30, 2012
Derivatives not designated as hedging instruments	Balance Sheet Location	Liability Derivatives	Liability Derivatives
Interest Rate Swap Agreements	Current liabilities - Fair value of derivatives	—	1,026,410
Interest Rate Swap Agreements	Non current liabilities - Fair value of derivatives	9,401,798	5,913,326

Total derivatives not designated as hedging instruments		9,401,798	6,939,736

Total derivatives		9,401,798	6,939,736

The effect of derivative instruments on the unaudited condensed consolidated statements of income for the nine- month periods ended September 30, 2011 and 2012 is as follows:

Derivatives not designated as hedging instruments		Nine-month periods ended September 30,
	Location of Gain / (Loss) Recognized	2011	2012
Interest Rate Swap - Reclassification from OCI	Loss on derivatives	(369,045)	(11,830)
Interest Rate Swap - Change in fair value	Loss on derivatives	931,949	2,462,062
Interest Rate Swap - Realized loss	Loss on derivatives	(4,318,849)	(3,603,541)
Foreign Currency Contract - Change in Fair Value	Loss on derivatives	(3,241,345)	—
Foreign Currency Contract - Realized gain	Loss on derivatives	4,236,454	—

Total loss on derivatives		(2,760,836)	(1,153,309)

During the nine-month periods ended September 30, 2011 and 2012, the losses transferred from other comprehensive income to the unaudited condensed consolidated statements of income were $369,045 and $11,830, respectively. The estimated net amount of existing gains at September 30, 2012, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $43,233.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Derivatives and Fair Value Disclosures – Continued

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2011:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest Rate Swap Agreements	9,401,798	—	9,401,798

Total	9,401,798	—	9,401,798	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of September 30, 2012:

		Fair Value Measurements Using
Description	Fair Value as of September 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest Rate Swap Agreements	6,939,736	—	6,939,736

Total	6,939,736	—	6,939,736	—

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

12.	Equity Compensation Plan

During 2007, the Company’s board of directors adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of September 30, 2012, a total of 250,005 restricted shares had been granted under the Plan since the first grant in the first quarter of 2007. As of December 31, 2011 and September 30, 2012, all of these shares had vested.

13.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. All of the Company’s shares (including non-vested restricted stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings.

The Company applies the two-class method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested restricted stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested restricted stock is fully vested from the grant date.

The Company calculates basic and diluted earnings per share as follows:

	Nine-month periods ended September 30,
	2011	2012
Numerator
Net income attributable to common shareholders, basic	4,104,000	21,199,409

Denominator
Basic and Diluted Weighted average shares - outstanding	21,029,322	20,552,568

Basic and Diluted earnings per share	0.20	1.03

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Commitments and Contingencies

•

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

•

As described in Note 3 above, during the nine-month period ended September 30, 2012 the Company entered into separate memoranda of agreement to acquire four vessels under construction. As of September 30, 2012, the unpaid balance of the purchase price for these vessels was $96,000,000, net of $19,200,000 already advanced to the sellers.

•

Future minimum contractual charter revenue, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of September 30, 2012, amount to $77,966,166 for the twelve months ending September 30, 2013, $54,449,200 for the twelve months ending September 30, 2014, $30,687,955 for the twelve months ending September 30, 2015, $14,602,350 for the twelve months ending September 30, 2016 and $3,867,250 for the twelve months ending September 30, 2017. These amounts do not include any assumed off-hire.

15.	Subsequent Events

(a)	On November 22, 2012, the Company’s Board of Directors approved under the Company’s 2007 Equity Compensation Plan the granting of 74,761 restricted shares to the Company’s CEO, CFO, Executive and Non-Executive members of Board of Directors vesting on September 30, 2014.